Exhibit (a)(17)

To: All Eligible Employees in Canada

The purpose of this email is to share Canadian tax information regarding Microsoft’s Stock Option Transfer Program, as well as information regarding the payout mechanism. We are also attaching an email from the corporate Comp Changes group sent on November 4th that reminded employees of the November 12 Election Deadline and outlined resource information.

Tax Treatment of the Stock Option Transfer Program (OTP)

Please find attached a description of the tax treatment of the Stock Option Transfer Program. This is the same information as the country specific tax information posted on the corporate HR website.

Payout Mechanism

If you opt for the Stock Option Transfer Program, proceeds will be distributed to you by the Microsoft Canada subsidiary on the December 31st payroll run. Microsoft Canada will withhold income taxes and Canada Pension Plan contributions (if applicable) on your behalf, and report all income and withholdings on your 2003 T4. The amount that is calculated by corporate will be converted to Canadian dollars using the daily foreign exchange rate based on the day the information is transferred to Microsoft Canada. We expect the transfer of information to occur the second week in December.

Please refer to the HR Website for further information regarding the Stock Option Transfer Program. You may also contact the “compchng” alias with specific questions.